Exhibit 99.10

February 19, 2026

Securities and Exchange Commission (SEC)

Re: Reserves Assessment and Evaluation of Canadian Oil and Gas properties of Obsidian Energy Ltd. (As of December 31, 2025) )

We refer to our report dated January 23, 2026, entitled “Reserves Assessment and Evaluation of Canadian Oil and Gas Properties of Obsidian Energy Ltd. (As of December 31, 2025)” (the “GLJ Report”).

We hereby consent to the inclusion of, or incorporation by, reference of and reference to, the GLJ Report in Obsidian Energy Ltd.’s:

(i) Annual Report on Form 40-F for the year ended December 31, 2025

(ii) press release regarding 2025 year-end results;

(iii) Registration Statement (No. 333-281223) on Form F-3 of Obsidian Energy Ltd.

(collectively, the "Disclosure Documents").

We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the GLJ Report, or that is within our knowledge as a result of the services performed by us in connection with the GLJ Report.

Yours truly,

GLJ LTD.

Original signed by Scott M. Quinell

Scott M. Quinell, P. Eng.

Vice President, Corporate Evaluations

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 I teI 403-266-9500 I gIjpc.com